FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated October 01, 2007, announcing that Gafisa elects new board member

GAFISA ELECTS NEW BOARD MEMBER

São Paulo, Brazil, October 01, 2007 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, announced today that the Board of Directors elected Mr. Brian O’Neill to serve as an independent director. This appointment brings the Board to seven members, four of whom are independent.

Mr. O’Neill, recently retired as Managing Director and Vice Chairman, Investment Banking Latin America for JP Morgan. He has worked with Latin America for most of his thirty year tenure with the Bank, and he lived in the region for 12 years.

In addition to his distinguished career as a senior executive in Latin American investment banking, Mr. O’Neill is a life member of The Council on Foreign Relations; Fellow of the Foreign Policy Association; member of the Advisory Committee of the David Rockefeller Center for Latin American Studies at Harvard University; and director of the Americas Society and Council of the Americas. He also serves as a director of Commercebank, NA and member of the supervisory board of Erste Bank.

“We are very pleased to welcome Brian O’Neill to the Gafisa Board,” said Gary Garrabrant, Chairman. “Brian has been a trusted advisor to many of the most prominent companies in the region. We look forward to benefiting from his knowledge and expertise as we build upon our leadership in the homebuilding industry.”

About Gafisa
Gafisa is one of Brazil's leading homebuilding companies, focusing on residential markets. Over the last 50 years, we have completed and sold more than 900 developments and constructed nearly 37 million square meters, believed to be more than any other residential development company in Brazil. Gafisa is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

For additional information: Investor Relations Carlos Gros Phone: +55 11 3025-9305 Fax: +55 11 3025-9217 E-mail: ir@gafisa.com.br Website: http://www.gafisa.com.br/ir

Media Relations (US - Europe) Eileen BoyceReputation Partners Phone: +011 312 222 9126 Fax: +011 312 222 9755 eileen@reputationpartners.com	Media Relations (Brazil) Joana Santos Maquina da Noticia Phone: +55 11 3147-7900 Fax: +55 11 3147-7900 Joana.santos@maquina.inf.br